Exhibit 99.1

Newater Technology, Inc. Announces its Independent Committee’s Engagement of Financial Advisor and Legal Counsel

YANTAI, China, June 3, 2020 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that the special committee of its board of the directors (the “Independent Committee”), which consists of independent directors and was formed to consider, among other things, the May 12, 2020 non-binding proposal letter from the Company’s Chairman and Chief Executive Officer, Mr. Yuebiao Li (“Mr. Li”), and its Chief Financial Officer, Ms. Zhuo Zhang (“Ms. Zhang”, together with Mr. Li, the “Buyer Group”), to acquire all of the outstanding shares of the Company not currently owned by the Buyer Group and their respective affiliates and certain other shareholders of the Company who may choose to join the Buyer Group in a going private transaction (the “Proposed Transaction”), has retained Duff & Phelps, LLC as its financial advisor and MagStone Law, LLP as its legal counsel to assist the Independent Committee in its work.

No decisions have been made by the Independent Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Independent Committee is continuing its evaluation of the Proposed Transaction. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

ABOUT NEWATER TECHNOLOGY INC

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources

More information about the Company can be found at: www.dtNEWA.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the Acquisition are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations
Ning Liu Senior Manager NEWATER TECHNOLOGY INC. Phone: +86 (535) 8012999 +86 15063837878 Email: office@dtnewa.com	Fan Wang IR Director MMTEC, INC. Phone: +86 13681276957 Email: wangfan@xgujia.com